Exhibit 99.1

April 3, 2012

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission

New Brunswick Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Autorité des marchés financiers

Government of the Northwest Territories

Government of Yukon

Government of Nunavut

The Toronto Stock Exchange

Securities Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

Dear Sirs:

RE:	SUN LIFE FINANCIAL INC.

The following items were sent by prepaid mail or made available by electronic communication to registered shareholders and to share account holders who had requested to receive Annual Meeting materials of the above-mentioned Company between March 26, 2012 and April 2, 2012:

X	Form of Proxy

X	Notice of Annual Meeting of Common Shareholders and Management Information Circular

X	Annual Report for the Fiscal Year Ended December 31, 2011

X	Request for Delivery of Financial Statements Card

X	Proxy Return Envelope

We have not mailed material to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure documents are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,

Vijaya Somasundharem

Associate Manager, Trust Central Services

sg\CM_Sunlife2012

CIBC MELLON TRUST COMPANY	c/o Canadian Stock Transfer Company Inc. P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4 Tel 416-682-3800 www.canstockta.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks